

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2005

Commission File No. ________**33-52214**____________

Norbord Inc.
(Translation of registrant's name into English)

Suite 600, 1 Toronto Street, Toronto, Ontario Canada M5C 2W4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _____________ Form 40-F ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES _____ NO ______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): **82-3173**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norbord Inc.
(Registrant)

Date: July 21, 2005

Lynne Taylor

Lynne Taylor
Assistant Corporate Secretary



Exhibits

99.1   Quarterly Earnings Press Release, Managements Discussion & Analysis, unaudited second
        quarter financial statements for the period ended July 2, 2005, certification of CEO and
        certification of CFO.

J. Barrie Shineton
President & Chief Executive Officer

July 21, 2005

Dear Norbord Shareholder,

We are pleased to report another strong quarter, and reaffirm that our outlook for the rest of the year remains positive.

Norbord delivered Return on Equity of 45%, recorded earnings of $67 million and generated $98 million in cash flow from operating activities in the quarter. In addition, we completed a number of capital initiatives for shareholders:

- Paid a special dividend of CAD $1.00 per share to common shareholders in addition to our regular quarterly dividend – the second such payment in the last 12 months;
- Redeemed the remaining CAD $60 million of Series 1 preferred shares;
- Re-purchased 2.1 million common shares for $18 million.

Optimizing the performance of our existing assets continues to be a priority. On a like-for-like basis we increased production in the quarter 3% compared to the same period last year. And our margin improvement initiatives helped offset the impact of rising energy, resin and fibre costs. We believe our cost position is among the best in the industry and we are working to keep it that way.

The U.S. housing market remains strong and most experts are now forecasting 1.98 to 2.0 million starts for 2005. At the same time, OSB prices are firm at about 25% above the 5-year average price. Our earnings will continue to be excellent at these price levels, although less than the very robust results of 2004.

Strong housing fundamentals support our strategy of continued growth in North American OSB. As you know, we are expanding our mill at Cordele, Georgia – one of Norbord's lowest cost and best performing plants. We're confident the $135 million expansion project is the best way for us to grow capacity at a lower cost and with lower risk than building on a greenfield site.

In Europe, severe weather conditions across Central Europe in the first quarter slowed the start-up of seasonal construction. As a result, overall demand for our OSB products was softer than during the same period last year. Our MDF and particleboard businesses performed well in the quarter as supply and demand were in relative balance.

Looking at our business in general, you may have read reports indicating concern about OSB capacity expansions. We believe several of the announced expansion projects won't materialize and for those that do, the long lead time required to build and ramp up these mills means that significant new capacity wouldn't appear in the market until 2007 or 2008 at the earliest.

OSB continues to be our industry's best growth opportunity. Additional capacity will be required to keep pace with growing demand. Strong market fundamentals combined with continued substitution of OSB for plywood support our view that recent capacity announcements will not overwhelm the industry, particularly low-cost producers like Norbord.

And finally, you'll be interested to know that Norbord was recently recognized for generating the highest 2004 return on capital employed of any widely-held publicly traded company in the forest and paper industry. The annual survey conducted by PricewaterhouseCoopers confirmed that our return was more than four times better than the industry average.

We appreciate your continued support. Once again, the business outlook for the remainder of the year is positive and we look forward to updating you on another good quarter in October.

Barrie Shineton

Norbord Reports 45% Return on Equity

Note: Financial references in US dollars unless otherwise indicated

- **Return on Equity - 45%, annualized**

- **Earnings of $67 million or $0.45 per share (excluding impact of preferred share redemption)**

- **Cash flow from operating activities of $98 million**

TORONTO, ON (July 21, 2005) – Norbord Inc. (TSX:NBD) today reported continued strong financial performance with annualized Return on Equity of 45% in the quarter and 58% year-to-date.

The company recorded second quarter earnings of $67 million compared to earnings of $127 million during Q2 2004. Earnings for the six months were $151 million compared with $208 million in the same period last year.

"Our continued focus on optimizing the performance of our existing assets and containing costs through margin improvement initiatives has led to another quarter of strong results," said Barrie Shineton, President and CEO of Norbord Inc. "Return on Equity of 45% represents an excellent return to shareholders. We continue to believe that 2005 will be a good year for Norbord."

Second Quarter 2005 Highlights

- Increased OSB production 9% over Q2 2004

- Doubled cash flow from operating activities vs. Q1 2005

- Began construction to add 550 msf (3/8" basis) production capacity at Cordele, Georgia

- Paid CAD $1.00/share special dividend to common shareholders on May 20, 2005

- Redeemed CAD $60 million Series 1 preferred shares (at par) on May 20, 2005

- Re-purchased 2.1 million common shares valued at $18 million

Developments

Permit approvals are in place and construction of the announced expansion at the Cordele OSB mill in Georgia is now underway. The project will add 550 million square feet (3/8-inch basis) of production capacity. The mill will be more than doubled in size to produce approximately one billion square feet (3/8-inch basis) of OSB annually. The project is expected to begin production in late 2006 and will increase Norbord's North American OSB capacity by 15%.

Norbord Inc.
Suite 600
1 Toronto Street
Toronto, Ontario
M5C 2W4

Telephone Number:
(416) 365-0705
Fax (416) 365-3292
www.norbord.com



The actions to rationalize the particleboard line at Genk, Belgium, identified at the time of acquisition, were announced during the quarter. Production on the particleboard line will be reduced by 40% to 150,000 m^3 per year. We expect about 70 employees will be affected. Costs related to the rationalization will not impact earnings as they were provided for when the mill was acquired. The company expects these measures will improve margins by better tailoring both capacity and products to customer needs. Norbord's OSB production at Genk, Belgium will not be impacted by the rationalization.

Norbord re-purchased approximately 2.1 million shares valued at $18 million under the normal course issuer bid during the quarter. Since November 2004, the Company has re-purchased a total of 5.7 million shares valued at $54 million.

A special dividend of CAD $1.00 per share was paid on May 20, 2005 to shareholders of record on May 2, 2005. The special dividend was in addition to the company's regular quarterly dividend, which has been CAD $0.10 since 1990.

Redemption of CAD $60 million Series 1 Preferred Shares (at par) took effect on May 20, 2005. On redemption, a foreign exchange loss of $9 million was recorded as a charge to equity. This one-time charge did not impact earnings, but did reduce earnings per share by $0.06 as it was included in the determination of earnings available to common shareholders.

Performance

The company recorded second quarter earnings per share of $0.45 (excluding impact of preferred share redemption) compared to $0.84 during Q2 2004. Year-to-date, earnings per share were $1.00 (excluding impact of preferred share redemption) compared to $1.38 during the same period last year.

During the second quarter, Norbord generated cash flow from operating activities of $98 million, or $0.67 per common share. Capital spending amounted to $30 million in the second quarter, including $10 million for the Cordele expansion project. Annualized return on equity was 45% and net debt was $356 million.

The margin improvement program delivered $8 million year-to-date relative to 2004, measured at constant prices and exchange rates.

OSB production increased 3% in the second quarter and 7% year-to-date on a like-for-like basis over the same period last year. Including acquisitions, OSB production increased 9% in the second quarter and 16% year-to-date compared to 2004.

Fundamentals continue to support a robust housing market in North America, which led to strong demand for OSB. North Central OSB prices averaged $297 during the second quarter compared to $364 in the previous quarter and $437 in the second quarter of 2004. While prices have softened, they remained at 25% above the five-year average North Central price during the quarter.

Market conditions in Europe were adversely affected by several factors, including a slow start to seasonal construction activity due to severe weather in the first quarter. As a result, overall demand for OSB was softer in the first half compared to last year. We expect demand will strengthen in the second half of the year, however, it will take time to work through the inventory that built up during the first six months.



Dividend

The Board of Directors declared a quarterly dividend of CAD $0.10 per common share, payable on September 21, 2005 to shareholders of record on September 1, 2005. Norbord's common shareholders may participate in the Company's Dividend Reinvestment Plan.

Norbord Profile

Norbord Inc. is an international producer of wood-based panels with assets of $1.3 billion. We employ approximately 2,900 people at 16 plant locations in the United States, Europe and Canada. We are one of the world's largest producers of oriented strand board (OSB). In addition to OSB, we manufacture particleboard, medium density fiberboard (MDF), hardwood plywood, I-joists and related value-added products. Norbord is a publicly traded company listed on the Toronto Stock Exchange under the symbol NBD.

Conference Call

Norbord will hold an audio conference call for investors on Thursday, July 21, 2005 at 11:00 am (EDT). The call will be broadcast live over the Internet via **www.norbord.com** and **www.newswire.ca**. A replay will be available one hour following the call until August 19, 2005 by dialing 416-695-5800 or 1-800-408-3053. The pass code is 3157274. Audio playback will also be available on the Norbord web site.

-end-

Contact:

Anita Veel
Director, Corporate Affairs
(416) 643-8838
anita.veel@norbord.com

Note - Some of the statements included or incorporated by reference in this news release constitute "forward-looking statements" within the meaning of securities legislation. All statements contained in this news release that are not clearly historical in nature are forward-looking, and the words "anticipate", "believe", "expect", "estimate", "may", "would", "could", "will", "intend", "plan" and similar expressions are generally intended to identify forward-looking statements. These statements may represent internal projections, expectations or beliefs concerning, among other things, Norbord's future operating results or future economic performance. However, whether actual results and developments will conform with our projections, expectations or beliefs is subject to a number of risks and uncertainties, many of which are beyond our control, including, but not limited to, those identified in our annual information form under "General Development of the Business - Risks of the Business" and those disclosed in our other filings with securities regulators.

<u>MANAGEMENT'S DISCUSSION AND ANALYSIS</u>

July 19, 2005

EBITDA, EBITDA margin, operating working capital, total working capital, capital employed, ROCE, ROE, net debt, net debt to capitalization, book basis, net debt to capitalization, market basis and book value per share are non-GAAP measures described in the Definitions section. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. There are no directly comparable GAAP measures to any of these measures. A quantitative reconciliation of each non-GAAP measure to the nearest comparable GAAP measure is provided at the end of the Management's Discussion and Analysis.

Operating Results

Continuing operations comprise 11 OSB mills, 3 particleboard plants, 2 MDF (medium density fibreboard) plants, 1 hardwood plywood mill, 1 I-joist mill, 2 laminating operations, and a furniture plant. The operations are located in the United States, Europe and Canada. All facilities manufacture panelboard and related value added products and the Company reports all operations as a single operating segment.

(US$ millions, unless otherwise noted)	2nd Qtr 2005	1st Qtr 2005	2nd Qtr 2004	6 mos 2005	6 mos 2004
Return on common equity (ROE)	45%	62%	48%	58%	41%
Net sales	$ 369	$ 404	$ 439	$ 773	$ 787
EBITDA	128	157	231	285	386
EBITDA margin	35%	39%	53%	37%	49%
Depreciation	22	22	20	44	39
Capital investments	30	14	10	44	15
OSB shipments (MMsf 3/8″)	1,040	1,013	950	2,053	1,786
Average OSB price – North Central ($/Msf 7/16″)	297	364	437	330	433
Average OSB price – Europe (€/m³)	197	211	210	204	200

EBITDA of $128 million was generated in the second quarter of 2005, versus $157 million in the previous quarter and $231 million in the second quarter of 2004. Increased production volume added EBITDA of approximately $2 million over the previous quarter and $10 million over the second quarter of 2004. The increased volume was offset largely by fluctuations in North American OSB prices. EBITDA margins were 35% in the quarter, compared to 39% in the previous quarter and 53% for the second quarter of 2004.

The fundamentals supporting North American OSB demand continued to be strong in the quarter. U.S. housing starts in the first half of 2005 exceeded 2.00 million units on a seasonally adjusted basis compared with 1.95 million units in 2004. Favourable demographics and low interest rates continue to drive the demand for housing, the principal market for OSB. North Central benchmark OSB prices averaged $297 per Msf (7/16" basis) in the second quarter. While prices have softened, they were 25% above the five-year average North Central price during the quarter.

Second quarter OSB production increased 9% over the same period in 2004. Approximately one-third of the increase is due to improved operating efficiencies of the existing assets. The remainder of the increase is due to the acquisition of the Genk, Belgium mill in the fourth quarter of 2004. Year-to-date OSB production is up 16% over the first half of 2004. Approximately one-quarter of the increase is due to production improvements; one-half is due to the acquisition of the Genk, Belgium mill and the remaining 50% of the Bemidji, MN mill; and the balance is attributable to a longer reporting period. The reporting period for the first half of 2005 was five days longer than the first half of 2004.

The majority of our mills are energy self-sufficient which limits the direct impact rising energy prices have on operating costs. However, the increase in natural gas and oil prices continued to negatively impact the price of resin. Resin pricing is up 35% as compared to the second quarter of 2004. In addition, tightening fibre markets in the North Central and Eastern Canada regions have had a negative impact on fibre pricing year-to-date. North American per unit OSB production costs for the quarter, net of employee profit share, were up approximately 10% compared to the same period last year as a result of the increase in resin and fibre prices. Similarly, costs for the first half of 2005 are up approximately 10% compared with the same period of 2004. Gains from our Margin Improvement Program have limited the impact of these input cost increases.

Key European markets were negatively impacted by several factors during the first half of 2005. Severe weather in Central Europe slowed the start of building site activity. The German construction sector did not recover as expected. And, the slowing pace of UK home price appreciation has impacted consumer confidence and repair and renovation spending. These factors have resulted in a softening of European OSB demand. European MDF and particleboard markets remained firm, as demand and supply were in better balance than in the comparable period last year. Similar to North America, European costs have been impacted by rising input costs.

Net sales in the quarter were $369 million, compared to $404 million and $439 million in the first quarter of 2005 and second quarter of 2004 respectively. As compared to the second quarter of 2004, the change is due to increased sales volume, contributing an additional $55 million, offset by the impact of lower North American OSB prices. Sales from the Genk, Belgium mill, acquired on September 30, 2004, represent $20 million of the sales volume increase. The change from the first quarter of 2005 is principally due to lower North American OSB prices.

Interest expense of $8 million and depreciation expense of $22 million were in line with prior quarters.

Pre-tax return on capital employed (ROCE) averaged 53% in the quarter and 60% year-to-date. ROCE is a key measurement of financial performance, focusing on cash and the efficient use of capital. Return on common equity (ROE) was 45% on an annualized basis for the quarter, compared to 62% and 48% for the first quarter of 2005 and the second quarter of 2004 respectively. Capital initiatives, including the two CAD $1.00 special dividends paid in each of the third quarter of 2004 and second quarter of 2005, and the on-going share repurchase program, have maintained an efficient capital structure contributing to the continued high ROE levels. The 2004 ROE includes Fraser Papers, which was distributed to common shareholders in the third quarter of 2004.

Liquidity and Capital Resources

(US$ millions, except per share information, unless otherwise noted)	2nd Qtr 2005	1st Qtr 2005	2nd Qtr 2004	6 mos 2005	6 mos 2004
Cash provided by operating activities	$ 98	$ 40	$ 266	$ 138	$ 322
Cash provided by operating activities per share	0.67	0.26	1.78	0.93	2.16
Operating working capital	67	78	35	67	35
Total working capital	155	283	454	155	454
Capital investments	30	14	10	44	15
Net debt to capitalization, book basis	43%	29%	16%	43%	16%
Net debt to capitalization, market basis	20%	14%	14%	20%	14%

Cash provided by operating activities was $98 million or $0.67 per share compared to $40 million in the first quarter of 2005 and $266 million in the second quarter of 2004. The reduction from the second quarter of 2004 is attributable to lower earnings and higher cash taxes following the utilization of the majority of the benefit of the North American tax operating loss carryforwards in 2004.

Operating working capital, consisting of accounts receivable and inventory less accounts payable and accrued liabilities, at July 2, 2005 was $67 million, as compared to $2 million at December 31, 2004. The Company aims to minimize the amount of capital held as operating working capital. The higher balance is attributable to seasonal factors and compares to the $35 million balance at the end of the second quarter of 2004. Total working capital at July 2, 2005 was $155 million including $88 million in cash and cash equivalents.

In addition to cash on hand and cash generated from operations, the Company has $200 million of committed unsecured revolving bank lines available to support short-term liquidity requirements of which $6 million were utilized for letters of credit at July 2, 2005. These bank lines were recently renewed and mature in May 2009.

Capital investments were $30 million in the quarter and $44 million for the six-month period. In the first quarter of 2004, the Company acquired the remaining 50% interest in an OSB plant at Bemidji, Minnesota for $34 million.

Cash dividends of $127 million or CAD $1.10 per share reflect the payment of a CAD $1.00 special dividend on May 20, 2005, the second special dividend in the past twelve months.

During the second quarter of 2005, the Company redeemed all of the outstanding Class A Series I preferred shares at par (CAD $60 million). On redemption, a foreign exchange loss of $9 million was recorded as a charge to equity. This one time charge did not impact earnings. However, the charge reduced earnings per share by $0.06 as it was included in the determination of earnings available to common shareholders, the numerator in the earnings per share calculation. Following the redemption the Company's issued equity is comprised solely of common shares.

During the first quarter of 2004, a convertible subordinated debenture of Canfor Corporation, with a face value of CAD $78 million, was sold for proceeds of $60 million (CAD $78 million), net of expenses.



Norbord's net debt stood at $356 million at July 2, 2005, representing 20% of capitalization on a market basis and 43% of capitalization on a book basis. The Company's goal is to maintain a strong balance sheet to provide the flexibility to respond to strategic growth opportunities.

Outstanding Shares

At July 19, 2005, there were 146.3 million common shares outstanding. In addition, 2.1 million employee stock options were outstanding, of which approximately 40% were fully vested.

Purchase of Common Shares

The Company may purchase on the open market up to 7.5 million common shares, representing 5% of the total shares outstanding, under a share repurchase program. Purchases may be made between November 2, 2004 and November 1, 2005. During the second quarter of 2005, 2.1 million shares (six-month period – 3.8 million shares) were purchased and cancelled at a cost of $18 million (six-month period - $37 million). Under the current program, a total of 5.7 million shares have been purchased and cancelled at a cost of $54 million.

Margin Improvements

The Margin Improvement Program (MIP) delivered $8 million year-to-date relative to 2004 measured at constant prices and exchange rates. This helped to offset higher manufacturing costs. Mix and volume initiatives of $14 million were partially offset by cost increases of $6 million. MIP of $33 million has been targeted in 2005.

Capital Investments

Norbord will build an additional OSB line at its Cordele, Georgia location, creating one of the largest and most cost efficient OSB manufacturing facilities in the world. The expansion will add approximately 550 million square feet (3/8" basis) of production capacity at a cost of $135 million. When the expansion is completed in the second half of 2006, the mill will produce approximately one billion square feet of OSB for distribution to the southern US housing market. Expansion of the Georgia mill is the most economic means of adding capacity today, and will further enhance the site's cost and market position. The project will increase Norbord's North American OSB production capacity by 15%, and will further strengthen its position as one of the largest OSB producers in the US South.

In the second quarter of 2005, capital investments totaled $30 million (six-month period - $44 million) and were funded with cash generated from operations. Second quarter capital investments include $10 million for the Georgia mill expansion project. Norbord's 2005 capital investments are expected to total $125 million including $45 million of the $135 million Georgia mill expansion project. Projected capital investments are higher than 2004 due to the Georgia mill expansion project and significant one-time environmental capital expenditures aimed at MACT (Maximum Achievable Control Technology) compliance and the completion of the strategic capital projects at Jefferson, TX and Genk, Belgium. Approximately $40 million of the 2005 program will be for sustaining capital – maintenance and environmental.

Discontinued Operations

Results of the paper and timberlands business (Fraser Papers) have been included in discontinued operations in the consolidated statements of earnings and cash flows up to June 30, 2004, the date on which this business was distributed to common shareholders.

Distribution of Fraser Papers

On June 30, 2004, the Company completed the distribution of Fraser Papers to its common shareholders. Norbord continues to provide certain administrative services to Fraser Papers for a fee on an interim basis. To date, the fee for these administrative services is less than $1 million. In addition, Norbord continues to guarantee certain obligations of Fraser Papers under letters of credit, operating lease commitments, purchase commitments, landfill closure commitments, and commodity hedging contracts. The maximum amount of potential future payments that Norbord could be required to make under these obligations is estimated to be $25 million (December 31, 2004 - $84 million). This estimate excludes the potential amount of future payments related to guarantees of derivative contracts that cannot be quantified due to their nature. No amounts have been recorded in the consolidated balance sheet with respect to these guarantees.

Fraser Papers has committed to use its best efforts to remove Norbord from these guarantees and has agreed to provide letters of credit or other acceptable collateral to secure any guarantees that remain outstanding on December 27, 2005. As security for these ongoing financial commitments to Fraser Papers, Norbord, in addition to another Fraser Papers creditor, has the right at any time to require Fraser Papers to provide a fixed first charge security interest over Fraser Papers' timberlands and manufacturing facilities. The Company's share of the expected proceeds from liquidation of this security would be sufficient to cover the maximum potential amount of future payments under the guarantees.

Selected Quarterly Information

(US$ millions, except per share information, unless otherwise noted)	2005 2nd Qtr	1st Qtr	2004 4th Qtr	3rd Qtr	2nd Qtr	1st Qtr	2003 4th Qtr	3rd Qtr
Key Performance Metrics								
Return on common equity (ROE)	45%	62%	30%	40%	48%	36%	28%	28%
Cash provided by operating activities	98	40	107	133	266	56	184	85
Cash provided by operating activities per share	0.67	0.26	0.71	0.88	1.78	0.38	1.25	0.58
Net Sales and Earnings								
Net Sales	369	404	335	364	439	348	346	303
EBITDA	128	157	89	156	231	155	156	124
Earnings from continuing operations	67	84	41	77	127	87	77	63
Earnings	67	84	41	77	127	81	71	54
Per Common Share								
Earnings from continuing operations								
Basic	0.39	0.56	0.26	0.51	0.85	0.59	0.52	0.42
Diluted	0.39	0.55	0.26	0.50	0.84	0.59	0.52	0.42
Earnings								
Basic	0.39	0.56	0.26	0.51	0.85	0.54	0.48	0.37
Diluted	0.39	0.55	0.26	0.50	0.84	0.54	0.48	0.37
Key Statistics								
OSB shipments (MMsf 3/8″)	1,040	1,013	998	947	950	836	879	860
Average OSB price – North Central ($/Msf 7/16″)	297	364	264	353	437	423	403	381
Average OSB price – Europe (€/m³)	197	211	215	218	210	190	155	132

The price of OSB is the primary driver affecting the comparability of results over the past eight quarters. Fluctuations in earnings during that time mirror fluctuations in the price of OSB in North America. The approximate annualized after-tax impact of a $10 per Msf (7/16" basis) change in the North American OSB price is $19 million or approximately $0.13 per share. Regional pricing variations, particularly in the US South, make the North Central benchmark price a useful albeit imperfect proxy for overall North American OSB pricing. Further, the pricing lag effect of maintaining an order file, premiums obtained on value added products, and volume discounts cause realized prices to differ from the benchmark.

Norbord has a relatively low exposure to the Canadian dollar due to a relatively small manufacturing base in Canada, representing 7% of property, plant and equipment. The company estimates the unfavourable impact of a US one cent increase in the Canadian dollar to negatively impact earnings approximately $1 million or less than 1 cent per share.

One-time items that had a significant impact on quarterly results include the $0.06 per share impact of foreign exchange on the redemption of preferred shares in the second quarter of 2005, and the $6 million charge ($0.04 per share) for call premiums on the redemption of debentures in the third quarter of 2004.

Quarterly results are also impacted by seasonal factors such as weather and building activity. Market demand varies seasonally, as building activity and repair and renovation work, the principal end use for our products is generally stronger in the spring and summer months. Adverse weather can also limit access to logging areas, which can affect the supply of fibre to our operations. Shipment volumes and commodity prices are affected by these factors as well as by global supply and demand conditions.

The foregoing contains a review of developments that impacted on Norbord's performance during the second quarter of 2005. Forward-looking statements and estimates are also discussed. Such comments will be affected by, and involve, known and unknown risks and uncertainties, which may cause the actual results of the Company to be materially different from those expressed or implied.

Definitions

The following non-GAAP measures have been used in this MD&A. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. There are no directly comparable GAAP measures to any of these measures. The following is a quantitative reconciliation of each non-GAAP measure to the nearest comparable GAAP measure.

EBITDA is earnings from continuing operations before interest, income taxes, depreciation and amortization. EBITDA is presented as a useful indicator of a company's ability to incur and service debt and meet capital expenditure requirements. Norbord interprets EBITDA trends as an indicator of relative operating performance.

EBITDA margin (%) is EBITDA as a percentage of net sales.

Operating working capital is accounts receivable plus inventory less accounts payable.

Total working capital is operating working capital plus cash and cash equivalents.

Capital employed is the sum of property, plant and equipment, operating working capital and other assets.

ROCE (return on capital employed) is EBITDA divided by capital employed. ROCE is a key measurement of financial performance, focusing on cash and the efficient use of capital.

ROE (return on common equity) is earnings available to common shareholders (earnings less preferred share dividends) divided by common shareholders' equity. The ratio is expressed on an annualized basis. ROE is a measure for common shareholders to determine how effectively their money is being employed.

Net debt is long-term debt including the current portion and bank advances less cash and cash equivalents. Net debt is a useful indicator of a company's debt position.

Net debt to capitalization, book basis is net debt divided by the sum of net debt and shareholders' equity. Net debt to capitalization, book basis is a measure of a company's relative debt position. Norbord interprets this measure as an indicator of the relative strength and flexibility of its balance sheet.

Net debt to capitalization, market basis is net debt divided by the sum of net debt and market capitalization. Market capitalization is the number of common shares outstanding at period end multiplied by the trailing twelve-month average per share market price. Market basis capitalization is intended to correct for the low historical book value of Norbord's asset base relative to its fair value. Net debt to capitalization, market basis is a key measure of a company's relative debt position and Norbord interprets this measure as an indicator of the relative strength and flexibility of its balance sheet. While the Company considers both book and market basis metrics, the Company believes the market basis to be superior to the book basis in measuring the true strength and flexibility of its balance sheet.

Book value per share is common shareholders' equity divided by common shares outstanding.

Norbord

EBITDA

(US dollar millions)	2nd Qtr 2005	1st Qtr 2005	2nd Qtr 2004	6 mos 2005	6 mos 2004
Earnings	$ 67	$ 84	$ 127	$ 151	$ 208
Less: Earnings from discontinued operations	-	-	-	-	6
Add: Interest expense	8	7	9	15	17
Less: Interest and other income	(2)	(1)	(1)	(3)	(2)
Add: Income tax	33	45	76	78	118
Add: Depreciation	22	22	20	44	39
EBITDA	$ 128	$ 157	$ 231	$ 285	$ 386

Capital employed

(US dollars millions)	Jul 2 2005	Apr 2 2005	Dec 31 2004
Property, plant and equipment	$ 904	$ 911	$ 927
Accounts receivable	155	179	150
Inventory	100	108	90
Accounts payable and accrued liabilities	(188)	(209)	(238)
Other assets	4	5	5
Unrealized balance sheet hedge losses [1]	(5)	(9)	(9)
Capital employed	$ 970	$ 985	$ 918

(1) Included in other liabilities

Net debt

(US dollars millions)	Jul 2 2005	Apr 2 2005	Dec 31 2004
Long-term debt	$ 443	$ 450	$ 450
Current portion of long-term debt	1	1	1
Cash and cash equivalents	(88)	(205)	(215)
Net debt	$ 356	$ 246	$ 236

Shipments

	2nd Qtr 2005	1st Qtr 2005	2nd Qtr 2004	6 mos 2005	6 mos 2004
OSB (MMsf-3/8″)	1,040	1,013	950	2,053	1,786
Particleboard (MMsf-3/8″)	189	213	143	402	298
MDF (MMsf-3/8″)	142	146	143	288	289
Plywood (MMsf-3/8″)	20	20	23	40	42
I-joist (MM lineal feet)	11	13	16	24	27

NORBORD INC.
CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

(unaudited)

	Three Months Ended			Six Months Ended		
(US $ millions, except per share information)	**Jul 2 2005**		Jun 26 2004	**Jul 2 2005**		Jun 26 2004
Earnings						
Net sales	$	**369**	$ 439	$	**773**	$ 787
Earnings from continuing operations before interest, income tax and depreciation		**128**	231		**285**	386
Interest and other income		**2**	1		**3**	2
Interest expense		**(8)**	(9)		**(15)**	(17)
Earnings from continuing operations before income tax and depreciation		**122**	223		**273**	371
Depreciation		**(22)**	(20)		**(44)**	(39)
Income tax *(note 6)*		**(33)**	(76)		**(78)**	(118)
Earnings from continuing operations		**67**	127		**151**	214
Earnings from discontinued operations *(note 8)*		**-**	-		**-**	(6)
Earnings	$	**67**	$ 127	$	**151**	$ 208
Earnings from continuing operations per common share *(note 5)*						
- Basic	$	**0.39**	$ 0.85	$	**0.95**	$ 1.44
- Diluted	$	**0.39**	$ 0.84	$	**0.94**	$ 1.43
Earnings per common share *(note 5)*						
- Basic	$	**0.39**	$ 0.85	$	**0.95**	$ 1.39
- Diluted	$	**0.39**	$ 0.84	$	**0.94**	$ 1.38
Retained Earnings						
Balance, beginning of period	$	**442**	$ 315	$	**387**	$ 245
Earnings		**67**	127		**151**	208
Preferred share dividends		**(1)**	(1)		**(1)**	(1)
Common share dividends *(note 4)*		**(129)**	(11)		**(141)**	(22)
Repurchase of common shares *(note 4)*		**(16)**	-		**(33)**	-
Redemption of preferred shares *(note 4)*		**(9)**	-		**(9)**	-
Balance, end of period	$	**354**	$ 430	$	**354**	$ 430

(See accompanying notes)

12

NORBORD INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

(US $ millions)	Three Months Ended		Six Months Ended	
	Jul 2 2005	Jun 26 2004	Jul 2 2005	Jun 26 2004
CASH PROVIDED BY (USED FOR):				
Operating Activities				
Earnings from continuing operations	$ 67	$ 127	$ 151	$ 214
Items not affecting cash:				
Depreciation	22	20	44	39
Future income taxes *(note 6)*	5	55	14	94
Other items	(2)	(2)	(4)	(4)
	92	200	205	343
Net change in non-cash working capital balances	6	66	(67)	(21)
	98	266	138	322
Investing Activities				
Capital investments	(30)	(10)	(44)	(15)
Acquisition *(note 7)*	-	-	-	(34)
Sale of short-term investment *(note 2)*	-	-	-	60
Other	14	(3)	8	(6)
	(16)	(13)	(36)	5
Financing Activities				
Repurchase of 7 1/4% debentures *(note 3)*	(7)	-	(7)	-
Repurchase of 6 7/8% debentures *(note 3)*	-	-	-	(20)
Other debt repaid	-	-	-	(8)
Dividends	(127)	(12)	(139)	(23)
Issue of common shares *(note 4)*	-	10	1	15
Repurchase of common shares *(note 4)*	(18)	-	(37)	-
Redemption of preferred shares *(note 4)*	(47)	-	(47)	-
	(199)	(2)	(229)	(36)
Increase (decrease) in cash and cash equivalents from continuing operations	(117)	251	(127)	291
Increase (decrease) in cash from discontinued operations *(note 8)*	-	(19)	-	(49)
Increase (decrease) in cash and cash equivalents	$ (117)	$ 232	$ (127)	$ 242

(See accompanying notes)

NORBORD INC.
CONSOLIDATED BALANCE SHEETS

(unaudited)

(US $ millions)		Jul 2 2005		Dec 31 2004
ASSETS				
Current assets:				
Cash and cash equivalents	$	88	$	215
Accounts receivable		155		150
Inventory		100		90
Future income taxes		3		4
		346		459
Property, plant and equipment		904		927
Other assets		4		5
	$	1,254	$	1,391
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities:				
Accounts payable and accrued liabilities	$	188	$	238
Current portion of long-term debt		1		1
		189		239
Long-term debt *(note 3)*		443		450
Other liabilities		38		52
Future income taxes		117		102
Shareholders' equity *(note 4)*		467		548
	$	1,254	$	1,391

(See accompanying notes)

(unaudited)

(In millions of US dollars, except per share information)

Note 1 - Basis of Presentation

The interim financial statements do not conform in all respects to the disclosure requirements of Canadian generally accepted accounting principles for annual financial statements and should, therefore, be read in conjunction with the annual consolidated financial statements of Norbord Inc. which includes information necessary or useful to understanding the Company's business and financial statement presentation. In particular, the Company's significant accounting policies and practices are presented as Note 1 to the annual consolidated financial statements, and have been consistently applied in the preparation of these interim financial statements.

The interim financial statements are unaudited and follow the accounting policies summarized in the notes to the annual consolidated financial statements. Certain prior period amounts have been reclassified to conform to the current period's presentation.

Note 2 - Short-term Investment

During the first quarter of 2004, a convertible subordinated debenture of Canfor Corporation, with a face value of CAD $78, was sold for proceeds of $60 (CAD $78), net of expenses.

Note 3 - Long-term Debt

During the quarter, the Company repurchased and cancelled $7 of the 7 1/4% debentures due 2012 and unwound a corresponding amount of interest rate swaps. The premium paid on repurchase was offset by the recognition of gains on the interest rate swaps.

During the first quarter of 2004, the Company repurchased and cancelled $20 of the 6 7/8% debentures due 2005 and unwound a corresponding amount of interest rate swaps. The premium paid on repurchase was offset by the recognition of gains on the interest rate swaps.

Note 4 - Shareholders' Equity

On April 19, 2005, the Company declared a special dividend of CAD $1.00 per common share, which was paid on May 20, 2005 to shareholders of record on May 2, 2005.

On May 20, 2005, the Company redeemed all of the outstanding Class A Series 1 preferred shares at par value (CAD $60). On redemption, a foreign exchange loss of $9 was recorded as a charge to retained earnings.

In the second quarter of 2005, the Company repurchased and cancelled 2,060,000 common shares (six-month period – 3,840,000 common shares) for $18 (six-month period – $37) under a normal course issuer bid.

During the second quarter of 2005, the exercise price on all outstanding options was decreased by CAD $1.00 to reflect the payment of the special dividend. Year-to-date, 450,000 common shares (second quarter – 181,000 common shares) were issued as a result of options exercised under the stock option plan for proceeds of $1. In the first quarter of 2005, 457,000 options were granted under the stock option plan. Year-to-date, cost of sales includes $1 related to stock based compensation expense.

(unaudited)

(In millions of US dollars, except per share information)

Note 5 - Earnings per Common Share

Earnings per common share are calculated as follows:

	Three Months Ended		Six Months Ended	
	Jul 2 2005	Jun 26 2004	Jul 2 2005	Jun 26 2004
Earnings from continuing operations available to common shareholders:				
Earnings from continuing operations	$ 67	$ 127	$ 151	$ 214
Less: Preferred share dividends	(1)	(1)	(1)	(1)
Less: Foreign exchange on preferred share redemption	(9)	-	(9)	-
	$ 57	$ 126	$ 141	$ 213
Earnings available to common shareholders:				
Earnings	$ 67	$ 127	$ 151	$ 208
Less: Preferred share dividends	(1)	(1)	(1)	(1)
Less: Foreign exchange on preferred share redemption	(9)	-	(9)	-
	$ 57	$ 126	$ 141	$ 207
Common shares (millions):				
Weighted average number of common shares outstanding	147.3	149.7	148.2	149.1
Stock options	0.9	1.3	1.0	1.2
Diluted number of common shares	148.2	151.0	149.2	150.3
Earnings from continuing operations per common share:				
Basic	$ 0.39	$ 0.85	$ 0.95	$ 1.44
Diluted	$ 0.39	$ 0.84	$ 0.94	$ 1.43
Earnings per common share:				
Basic	$ 0.39	$ 0.85	$ 0.95	$ 1.39
Diluted	$ 0.39	$ 0.84	$ 0.94	$ 1.38

Stock options issued under the Company's stock option plan were included in the calculation of diluted number of common shares to the extent the exercise price of those options was less than the average market price of the Company's common shares during the period.

Note 6 - Income Taxes

Interim income tax is calculated based on expected annual effective tax rates.

	Three Months Ended		Six Months Ended	
	Jul 2 2005	Jun 26 2004	Jul 2 2005	Jun 26 2004
Current tax expense	$ 28	$ 21	$ 64	$ 24
Future income tax expense	5	55	14	94
Income tax expense	$ 33	$ 76	$ 78	$ 118

(unaudited)

(In millions of US dollars, except per share information)

Note 7 - Acquisition

In March 2004, Norbord acquired a 50% interest in an oriented strand board plant at Bemidji, Minnesota, bringing Norbord's ownership interest to 100%. The purchase price, net of cash acquired of $2, was allocated $28 to property, plant and equipment and $6 to working capital.

Note 8 – Discontinued Operations

On June 30, 2004, the Company completed the distribution of its paper and timberlands business (Fraser Papers) to its common shareholders. Results of Fraser Papers have been included in discontinued operations in the consolidated statements of earnings and cash flows up to the date of distribution.

Earnings from discontinued operations include the following:

	Three Months Ended		Six Months Ended	
	Jul 2 2005	Jun 26 2004	Jul 2 2005	Jun 26 2004
Net sales	$ -	$ 258	$ -	$ 479
Pre-tax earnings	-	-	-	(9)
Earnings	-	-	-	(6)

Norbord continues to provide certain administrative services on an interim basis to Fraser Papers for a fee. Year-to-date, the fee for these administrative services is less than $1. In addition, Norbord continues to guarantee certain obligations of Fraser Papers under letters of credit, operating lease commitments, purchase commitments, landfill closure commitments, and commodity hedging contracts. The maximum potential amount of future payments that Norbord could be required to make under these obligations is estimated to be $25 (December 31, 2004 - $84). This estimate excludes the amount of potential future payments related to guarantees of derivative contracts that cannot be quantified due to their nature. No amounts have been recorded in the consolidated balance sheet with respect to these guarantees.

Fraser Papers has committed to use its best efforts to remove Norbord from these guarantees and has agreed to provide letters of credit or other acceptable collateral to secure any guarantees that remain outstanding on December 27, 2005. As security for these ongoing financial commitments to Fraser Papers, Norbord, in addition to another Fraser Papers creditor, has the right, at any time, to require Fraser Papers to provide a fixed first charge security interest over Fraser Papers' timberlands and manufacturing facilities. The Company's share of the estimated proceeds from liquidation of this security would be sufficient to cover the maximum potential amount of future payments under the guarantees.

Note 9 – Related Party Transactions

During the quarter, the Company provided certain administrative services to Fraser Papers (note 8), a party related by virtue of being under common significant influence. In addition, the Company periodically engages the services of a party related by virtue of being under common significant influence. Year-to-date, the fees for these services are less than $1. At quarter end, the Company held an investment in commercial paper of a related party of $10, which is included in cash and cash equivalents.

(unaudited)

(In millions of US dollars, except per share information)

Note 10 – Commitments and Contingencies

During the quarter, Norbord entered into various commitments for capital expenditures and services in connection with the Georgia mill expansion project. The Company has entered into forward foreign exchange contracts of €14 (2003 – nil) which are designated as hedges against certain of these commitments denominated in Euros. No gains or losses were realized during the quarter, and at quarter-end, the Company had an unrealized loss of $1 on the outstanding hedges. The realized and unrealized losses are offset by realized and unrealized gains on the purchase commitments being hedged.



CANADIAN INTERIM FINANCIAL STATEMENT CERTIFICATION

FORM 52-109F2T

CERTIFICATION OF INTERIM FILINGS

I, J. Barrie Shineton, President & Chief Executive Officer of Norbord Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of Norbord Inc. (the issuer) for the interim period ending July 2, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: July 20, 2005

/s/ J. Barrie Shineton_____
J. Barrie Shineton
President & Chief Executive Officer



CANADIAN INTERIM FINANCIAL STATEMENT CERTIFICATION

FORM 52-109F2T

CERTIFICATION OF INTERIM FILINGS

I, John Tremayne, Executive Vice-President and Chief Financial Officer of Norbord Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of Norbord Inc. (the issuer) for the interim period ending July 2, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: July 20, 2005

/s/ John Tremayne_____
John Tremayne
Executive Vice-President
& Chief Financial Officer